Filed by Santa Maria Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933

Date:	December 4, 2013

To:	Santa Maria Energy Employees

From:	David L. Pratt, President

RE:	Announcement of Hyde Park Merger

ATTACHMENT:	Santa Maria Energy Employee FAQ

Santa Maria Energy Holdings, LLC (“Santa Maria Energy”) has entered into an Agreement and Plan of Merger with Hyde Park Acquisition Corp. II (NASDAQ: HPAC) (“Hyde Park”), a special purpose acquisition corporation.

Hyde Park stockholders and all of Santa Maria Energy’s existing unitholders will receive stock in Santa Maria Energy Corporation (“SMEC”), the resulting parent company in the merger. The shares of SMEC are expected to be listed on the NASDAQ Capital Market.

We expect this transaction to close in the second quarter 2014, following regulatory reviews, all necessary approvals and the satisfaction of other customary closing conditions. Until that time, Santa Maria Energy and Hyde Park will continue to operate as independent companies.

The combined company will continue to be headquartered in Santa Maria. Santa Maria Energy management will continue to oversee the day-to-day operations following the merger.

In fact, there will be few changes except for the fact that SMEC will become a public company. This fact will impose certain additional requirements upon our company; however, for the most part, things will continue unchanged. We have prepared the attached FAQ document for your information.

A press release was issued this morning. Since the release may generate interest from the media and other third parties, it is important for us to speak with one voice. Our “voice” will be Beth Marino.

If you receive any inquiries from the media or other questions from outside Santa Maria Energy, please refer them to Beth Marino. She can be reached by phone at (805) 621-5615 or via email at bmarino@santamariaenergy.com.

The merger represents an important milestone in the ongoing evolution of our company. We will continue to keep you informed as we move forward.

Thank you for all you do to make our company successful.

Sincerely,

David

ATTACHMENT

SANTA MARIA ENERGY EMPLOYEE FAQ

1.	What was announced today?

Today, we announced that Santa Maria Energy has entered into a definitive merger agreement with Hyde Park under which we will combine our companies in an all-stock transaction.

2.	Who is Hyde Park?

Hyde Park was incorporated under the laws of the State of Delaware on February 24, 2011, as a blank check company, for the purpose of acquiring, through a merger, share exchange, asset acquisition, stock purchase, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses. On August 7, 2012, Hyde Park completed its initial public offering along with a private placement of its common stock. Substantially all of the proceeds of these offerings are held in trust for the benefit of holders of common stock issued in Hyde Park’s public offering. Hyde Park’s common stock is traded on NASDAQ under the ticker symbol “HPAC.”

3.	Why are Santa Maria Energy and Hyde Park combining?

We believe access to the public equity markets will not only enable Santa Maria Energy to execute on the next phase of our long term development plan, but will also position the company to take advantage of future opportunities to accelerate our growth. As we continue to expand, we believe that we will be able to significantly increase our cash flow and profitability over time.

4.	What are the terms of the transaction?

Under the terms of the agreement, Hyde Park stockholders and all of Santa Maria Energy’s existing unitholders will receive stock in SMEC, the resulting parent company in the merger.

5.	How long before the transaction is completed?

We intend to move forward expeditiously so that we can begin to capture the benefits of this transaction quickly. We expect to receive all necessary regulatory approvals and to complete the transaction by April 30, 2014.

6.	Will this announcement affect my work at Santa Maria Energy? Will there be any layoffs?

We do not expect that there will be any layoffs resulting from this transaction. Santa Maria Energy will continue to conduct its business as it has been conducting its business. Until we complete the transaction, Santa Maria Energy and Hyde Park will operate as independent companies.

7.	Will there be any changes to employee compensation, benefits and plans?

There will be no change to current Santa Maria Energy employee compensation, benefits and plans, other than with respect to the company’s long-term equity incentive plans. Existing awards under the Santa Maria Energy’s Phantom Equity Plan will be settled in accordance with the terms of the plan and the plan will be cancelled in connection with the closing. Santa Maria Energy’s Profits Interest Plan will also be terminated. In place of these plans, an omnibus equity incentive award plan is expected to be adopted by the new entity, Santa Maria Energy Corporation.

8.	After the closing of the transaction, what will the combined company be called and where will it be headquartered?

The combined company will retain the Santa Maria Energy name and will be headquartered in Santa Maria, California. The full legal name of the combined company will be Santa Maria Energy Corporation.

9.	Who will lead the combined company?

The current management of Santa Maria Energy will manage the combined company.

10.	What are the next steps?

The transaction will require the approval of Hyde Park shareholders and Santa Maria Energy unitholders, and the satisfaction of customary closing conditions and regulatory approvals.

11.	What should I say if I’m contacted by media, financial community, or other third parties about the transaction?

It is important that we speak with one voice. If you receive any inquiries from the media or other questions from outside Santa Maria Energy, please direct the inquiries to or contact Beth Marino at (805) 621-5615 or via email at bmarino@santamariaenergy.com.

Additional Information about the Proposed Transactions and Where to Find It

Santa Maria Energy Corporation intends to file with the Securities and Exchange Commission (SEC) a joint proxy statement/prospectus on Form S-4, which will include a joint preliminary proxy statement of Hyde Park and Santa Maria Energy and related materials in connection with the proposed business combination. Hyde Park and Santa Maria Energy will mail a definitive proxy statement and related materials to their respective stockholders and unitholders. Stockholders of Hyde Park, unitholders of Santa Maria Energy and other interested persons are advised to read, when available, the preliminary proxy statement, amendments thereto, and definitive joint proxy statement in connection with Hyde Park’s and Santa Maria Energy’s solicitation of proxies for their respective special meetings of stockholders or unitholders to be held to approve the transaction because the joint proxy statement will contain important information about the Santa Maria Energy, Hyde Park, the combined company (assuming the business combination is consummated) and the proposed business combination. The definitive joint proxy statement will be mailed to stockholders of Hyde Park and unitholders of Santa Maria Energy as of a record date to be established for voting on the transaction by Santa Maria Energy and Hyde Park respectively. Stockholders of Hyde Park will also be able to obtain copies of the joint proxy statement, without charge, once available, at the SEC’s Internet site at www.sec.gov or by directing a request to: Hyde Park Acquisition Corp. II, 500 Fifth Avenue, 50th Floor, New York, NY 10110, tel. (212) 644-3450, Attention: Carol Zelinski. Unitholders of Santa Maria Energy will also be able to obtain copies of the joint proxy statement, without charge, once available, at the SEC’s Internet site at www.sec.gov or by directing a request to: Santa Maria Energy Holdings, LLC, 2811 Airpark Drive, Santa Maria, California, 93455, 10110 tel. (805) 938-3320, Attention: Beth Marino.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Participants in the Solicitation

Hyde Park, Santa Maria Energy and their respective directors and officers may be deemed participants in the solicitation of proxies to Hyde Park’s stockholders and Santa Maria Energy’s unitholders with respect to the proposed merger. A list of the names of Hyde Park’s directors and officers and a description of their interests in Hyde Park is contained in Hyde Park’s annual report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC, and will also be contained in the Registration Statement on Form S-4 (and the definitive joint proxy statement/prospectus for the proposed business combination) for the special meetings when available. A list of the names of the directors and officers of Santa Maria Energy and a description of their interests in Santa Maria Energy will be contained in the Registration Statement on Form S-4 (and will be included in the definitive joint proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This memorandum may include “forward looking statements” within the meaning of the “safe harbor” provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Hyde Park, Santa Maria Energy, and the combined company after completion of the proposed business combination, are based on current expectations that are subject to risks and uncertainties.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the outcome of any legal proceedings that may be instituted against Hyde Park, Santa Maria Energy or others following announcement of the merger agreement and the transactions contemplated thereby; (3) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the stockholders of the Hyde Park or the unitholders of Santa Maria Energy or to satisfy other conditions to closing in the merger agreement, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews, if any, required to complete the transactions contemplated by the merger agreement; (5) the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers, obtain adequate supply of products and retain its key employees; (7) costs related to the proposed transactions; (8) changes in applicable laws or regulations; and (9) the possibility that Santa Maria Energy may be adversely affected by other economic, business and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in filings with the SEC by Hyde Park and Santa Maria Energy Corporation, including the Registration Statement on Form S-4 (including the joint proxy statement/prospectus) and the risks described under the caption “Risk Factors” therein.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Hyde Park and Santa Maria Energy undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.